Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2012

Monaco—(Marketwire –May 3, 2012) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three months ended March 31, 2012.

The Company recorded a net loss of $5.1 million or $0.14 basic and diluted loss per share, which included a non-cash charge of $4.5 million, or $0.12 basic and diluted loss per share relating to the loss on sales of the STI Conqueror, STI Matador, and STI Gladiator for the three months ended March 31, 2012. Excluding the non-cash charge, the net loss would have been $0.6 million, or $0.02 basic and diluted loss per share. This is compared to a net loss of $1.4 million or $0.06 basic and diluted loss per share for the three months ended March 31, 2011.

Summary of Recent and First Quarter Significant Events:

•	Closed on a Registered Direct Placement of 4,000,000 shares of common stock at an offering price of $6.75 per share, receiving net proceeds of $25.8 million.
•	Closed on the sales of the STI Conqueror, STI Matador, and STI Gladiator.
•	Signed contracts with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") in February and March 2012 to construct the Company's seventh and eighth newbuilding vessels.
•	Took delivery of the MR product tanker, Pacific Duchess (2009 built, 46,697 DWT) in March 2012 on a one year time charter-in agreement.
•
Agreed to charter-in four other MR product tankers, the Targale (2007 built, 49,999 DWT), Pacific Marchioness (2010 built, 46,697 DWT), STX Ace6 (2007 built, 46,161 DWT) and Freja Lupus (2012 build, 50,385 DWT), all of which are expected to be delivered by the end of May 2012.

Emanuele Lauro, chief executive officer and chairman of the board commented, "We are pleased by our quarterly results, especially in light of several transitory but negative factors. First, the unseasonably warm weather in the Northern Hemisphere dampened demand for heating oil and other products that we carry on our vessels. Second, our operating expenses were higher than planned which we attribute to the positioning of our fleet. Third, since several major refinery closures were announced, we have witnessed significant changes in market activity as industry participants prepare for new trading patterns and increased freight rate volatility that will come as a result."

Mr. Lauro continued, "We remain focused on growing our modern fleet and our operating leverage to capture improving fundamentals. The sale of three of our older vessels, along with our successful registered direct placement of four million shares of common stock, has enabled us to free up necessary capital to pursue our strategy of acquiring modern, high quality vessels while maintaining sensible operating leverage."

Recent Significant Events

Follow-on offering

On April 18, 2012, the Company closed on the sale of 4,000,000 shares of its common stock in a registered direct placement of common shares at an offering price of $6.75 per share. The Company received net proceeds of approximately $25.8 million, after deducting the placement agents' discount and offering expenses.

Vessel sales

The Company closed on the sales of three of its Handymax vessels: the STI Conqueror for $21.2 million in March 2012, the STI Matador for $16.2 million in April 2012, and the STI Gladiator for $16.2 million in May 2012. As a result of the disposals, the Company recorded a $4.5 million loss in the first quarter of 2012. In connection with these sales, the availability of the Company's 2010 Revolving Credit Facility decreased by approximately $31.0 million.

First Quarter Significant Events

Newbuilding Vessel Agreements

The Company signed contracts with HMD to construct two newbuilding vessels for $36.0 million each, which are the Company's seventh and eighth 52,000 DWT MR product tanker newbuildings with HMD. These vessels are scheduled to be delivered to the Company in April and May 2013, respectively.

Time charter-in agreements

In February 2012, the Company agreed to charter-in a 2009 built MR product tanker (46,697 DWT), the Pacific Duchess. The vessel will be chartered-in for one year at $13,800 per day and was delivered in March 2012. The agreement includes an option for the Company to extend the charter for an additional year at $14,800 per day.

In February 2012, the Company agreed to charter-in a 2007 built MR product tanker (49,999 DWT), the Targale. The vessel will be chartered in for two years at $14,500 per day and is expected to be delivered in May 2012. The agreement includes three consecutive options for the Company to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day, and $16,200 per day, respectively.

In March 2012, we agreed to charter-in a 2010 built MR product tanker, the Pacific Marchioness. The vessel will be chartered-in for one year at $13,900 per day and is expected to be delivered in May 2012. The agreement includes an option for the Company to extend the charter for an additional year at $14,900 per day.

In March 2012, we agreed to charter-in a 2007 built MR product tanker, the STX Ace6. The vessel will be chartered-in for two years at $14,150 per day and is expected to be delivered in May 2012. The agreement includes an option for the Company to extend the charter for an additional year at $15,150 per day.

In March 2012, we agreed to charter-in a 2012 built MR product tanker, the Freja Lupus. The vessel will be chartered-in for two years at $14,760 per day and is expected to be delivered in May 2012. The agreement includes an option for the Company to extend the charter for an additional year at $16,000 per day.

Conference Call

The Company will have a conference call on May 3, 2012 at 11:30 AM eastern daylight time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-254-3595 (U.S.) or 1(913) 312-0388 (International). The conference participant passcode is 9224879. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:

http://www.visualwebcaster.com/event.asp?id=87046

Current Liquidity

As of May 2, 2012, the Company had $73.8 million in cash and $16.8 million available to draw down from its 2010 Credit Facility.

Debt

Debt Balance and Repayments

In April 2012, we repaid $16 million into our 2010 Revolving Credit Facility. The funds can be redrawn when needed. As of May 2, 2012, the Company's outstanding debt balance is as follows:

2010 Revolving Credit Facility	$77.0	million
2011 Credit Facility	33.0	million
STI Spirit Credit Facility	25.8	million
Total	$135.8	million

2012 Debt Repayments
The second quarter 2012 debt repayment for the STI Spirit Credit Facility and 2011 Credit Facility is $1.1 million in aggregate. There are no principal payments due for the 2010 Revolving Credit Facility since the amount available is greater than the amount drawn.

Payments for the Eight Newbuildings

We made $22.3 million of installment payments on our newbuilding vessels during the first quarter of 2012.

The current estimated future payment dates and amounts are as follows*:

Q2 2012	$25.7	million
Q3 2012	115.6	million
Q4 2012	12.5	million
Q1 2013	25.3	million
Q2 2013	43.6	million
	$222.7	million

*These are estimates only and are subject to change as the construction progresses. For expected delivery dates of the newbuildings, see the Fleet List below.

Explanation of Variances on the First Quarter of 2012 Financial Results Compared to the First Quarter of 2011

For the three months ended March 31, 2012, the Company incurred a net loss of $5.1 million compared to a net loss of $1.4 million in the three months ended March 31, 2011. The following were the significant changes between the two periods:

•
Vessel revenue increased by $11.9 million to $28.9 million as a result of an increase in the average number of operating vessels to 17.98 from 12.66 for the three month periods ended March 31, 2012 and 2011, respectively. This increase was partially offset by a decrease in daily time charter equivalent per vessel, to $14,385 from $14,997 (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased by $1.5 million to $8.8 million as a result of the increase in the average number of owned vessels to 11.88 from 10.00 for the three month periods ended March 31, 2012 and 2011, respectively.

•
Voyage expenses increased by $5.5 million. The STI Coral, STI Diamond, and Pacific Duchess operated in the spot market for 197 days in the three months ended March 31, 2012. STI Coral and STI Diamond were acquired in May 2011, and the time charter for the Pacific Duchess began in March 2012; therefore, there were no operating days in the three months ended March 31, 2011 (though certain nominal voyage expenses were incurred).

•
Charterhire expense increased by $4.0 million to $7.1 million as a result of an increase in average number of chartered-in vessels to 6.10 from 2.66 for the three months ended March 31, 2012 and 2011, respectively. See the Company's Fleet List below for the terms of these agreements.

•
Loss from sale of vessel and write down of vessels held for sale, which is a non-cash charge, increased $4.5 million as a result of the STI Conqueror being sold during the period, and STI Matador and STI Gladiator being treated as held for sale and therefore written down to their expected net sale proceeds (their fair value less costs to sell). This resulted in the Company recording a $4.5 million loss in the first quarter of 2012. The sales of STI Matador and STI Gladiator were subsequently completed in April and May, respectively.

•
Depreciation expense decreased by $0.3 million to $3.6 million as a result of a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis. This decrease was offset by an increase in the average number of owned vessels to 11.88 from 10.00 for the three month periods ended March 31, 2012 and 2011, respectively.

•
Financial expenses, which consist of interest expense, amortization of deferred financing fees and commitment fees increased by $0.1 million to $1.4 million. Interest expense for the three months ended March 31, 2012 consisted of interest on bank loans ($0.8 million), commitment fees on undrawn portions of the Company's credit facilities ($0.3 million) and amortization of deferred financing fees ($0.3 million). Interest expense for the three months ended March 31, 2011 consisted of interest on bank loans ($1.2 million), which at the time consisted of the 2010 Revolving Credit Facility and STI Spirit Credit Facility, and amortization of deferred financing fees ($0.1 million).

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended March 31,
	2012	2011
Revenue:
Vessel revenue	$28,894,680	$17,015,949

Operating expenses:
Vessel operating costs	(8,817,837)	(7,330,293)
Voyage expenses	(5,470,397)	(10,230)
Charterhire	(7,124,971)	(3,099,208)
Depreciation	(3,645,703)	(3,897,616)
Loss from sale of vessel and write down of vessels held for sale (1)	(4,493,873)	-
General and administrative expenses	(3,005,757)	(2,768,903)
Total operating expenses	(32,558,537)	(17,106,250)
Operating loss	(3,663,857)	(90,301)
Other (expense) and income, net
Financial expenses	(1,426,242)	(1,350,233)
Financial income	1,515	34,613
Other expenses, net	(12,096)	(6,711)
Total other expense, net	(1,436,823)	(1,322,331)
Net loss	$(5,100,680)	$(1,412,632)

Loss per share

Basic and diluted	$(0.14)	$(0.06)
Basic and diluted weighted average shares outstanding (2)	37,563,628	24,066,455

(1) In February 2012, the STI Conqueror, STI Matador, and STI Gladiator were contracted to be sold; the vessels were sold on March 20, 2012, April 18, 2012, and May 2, 2012, respectively.
(2) The effect of diluted weighted shares outstanding for the three month period ended March 31, 2012 and 2011 would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)
	As of
	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$34,705,603	$36,833,090
Accounts receivable	27,079,452	20,385,546
Prepaid expenses	1,375,830	1,535,437
Inventories	4,627,909	2,696,296
Assets held for sale(1)	31,752,000	-
Total current assets	99,540,794	61,450,369
Non-current assets
Vessels and drydock	262,580,088	322,457,755
Vessels under construction	77,938,501	60,332,870
Other assets	3,341,340	3,988,778
Total non-current assets	343,859,929	386,779,403
Total assets	$443,400,723	$448,229,772

Current liabilities
Bank loans	14,539,693	2,888,723
Accounts payable	9,377,421	11,732,427
Accrued expenses	3,418,827	3,376,033
Derivative financial instruments	462,408	236,987
Total current liabilities	27,798,349	18,234,170
Non-current liabilities
Bank loans	132,816,526	142,678,788
Derivative financial instruments	594,337	463,587
Total non-current liabilities	133,410,863	143,142,375
Total liabilities	161,209,212	161,376,545

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	393,591	390,691
Additional paid in capital	363,995,576	363,209,983
Treasury shares	(5,498,495)	(5,498,495)
Hedging reserve	(1,056,745)	(700,574)
Accumulated deficit	(75,642,416)	(70,548,378)
Total shareholders' equity	282,191,511	286,853,227
Total liabilities and shareholders' equity	$443,400,723	$448,229,772

(1)	In February 2012, the STI Matador and STI Gladiator were contracted to be sold; the vessels were subsequently sold on April 18, 2012 and May 2, 2012, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)
	For the three months ended March 31,
	2012	2011

Operating activities
Net loss	$(5,100,680)	$(1,412,632)
Loss from sale of vessel and write down of vessels held for sale	4,493,873	-
Depreciation	3,645,703	3,897,616
Amortization of restricted stock	814,155	753,179
Amortization of deferred financing fees	326,913	116,619
Straight-line adjustment for charterhire expense	44,308	-
	4,224,272	3,354,782
Changes in assets and liabilities:
Drydock payments	(119,266)	(11,582)
Increase in inventories	(1,931,613)	(52,115)
Increase in accounts receivable	(6,693,906)	(3,853,520)
Decrease/(increase) in prepaid expenses	159,607	(855,030)
Increase/(decrease) in accounts payable	3,264,960	(318,199)
Increase in accrued expenses	1,196,044	39,203
Decrease/(increase) in other assets	894,477	(1,220,118)
	(3,229,697)	(6,271,361)
Net cash inflow/(outflow) from operating activities	994,575	(2,916,579)
Investing activities
Disposal of vessels	20,514,797	-
Vessels under construction	(23,144,001)	-
Net cash outflow from investing activities	(2,629,204)	-
Financing Activities
Bank loan repayment	(15,061,384)	(4,067,755)
Bank loan drawdown	16,000,000	27,307,500
Debt issuance costs	(1,405,811)	(407,781)
Other	(25,663)	-
Net cash (outflow)/inflow from financing activities	(492,858)	22,831,964
(Decrease)/increase in cash and cash equivalents	(2,127,487)	19,915,385
Cash and cash equivalents at January 1,	36,833,090	68,186,902
Cash and cash equivalents at March 31,	$34,705,603	$88,102,287

Supplemental information:
Interest paid	$1,736,589	$1,329,076

Other operating data for the three months ended March 31, 2012 and 2011

	For the three months ended March 31,
	2012	2011

Adjusted EBITDA(1)	$5,277,778	$4,331,782
Average Daily Results
Time charter equivalent per day(2)	$14,385	$14,997
Vessel operating costs per day(3)	8,106	8,145

Aframax/LR2
TCE per revenue day - pool	13,893	12,970
TCE per revenue day - time charters	-	15,457
Vessel operating costs per day(3)	7,801	7,334

Panamax/LR1
TCE per revenue day - pool	14,681	14,678
TCE per revenue day - time charters	-	23,954
Vessel operating costs per day(3)	8,557	8,550

MR and Handymax
TCE per revenue day - pool	15,587	13,695
TCE per revenue day - spot	11,033	-
Vessel operating costs per day(3)	7,773	7,840

Fleet data
Average number of owned vessels	11.88	10.00
Average number of time chartered-in vessels	6.10	2.66
Drydock
Expenditures for drydock	$-	$-

(1) See Non-GAAP Measure section below
(2) Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.
(3) Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of May 2, 2012
				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Coral	2008	49,900	-	Spot	MR
3	STI Diamond	2008	49,900	-	Spot	MR
4	Noemi	2004	72,515	-	SPTP (2)	LR1
5	Senatore	2004	72,514	-	SPTP (2)	LR1
6	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
7	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
8	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
9	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		624,320

							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (4)
10	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-12	(5)
11	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-12	(6)
12	Kazdanga	2007	37,312	1B	SHTP (1)	Handymax	$12,345	27-May-12	(7)
13	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,000	02-Apr-13	(8)
14	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(9)
15	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(9)
16	Pacific Duchess	2009	46,697	-	Spot	MR	$13,800	17-Mar-13	(10)
17	Targale	2007	49,999	-	Spot	MR	$14,500	10-May-14	(11)
18	Pacific Marchioness	2010	46,697	-	Spot	MR	$13,900	15-Apr-13	(12)
19	STX Ace 6	2007	46,161	-	Spot	MR	$14,150	01-May-14	(13)
20	Freja Lupus	2012	50,385	-	Spot	MR	$14,760	25-Apr-14	(14)
	Total time chartered-in DWT		473,066

	Newbuildings currently under construction
21	Hull 2332	52,000	(15)	MR
22	Hull 2333	52,000	(15)	MR
23	Hull 2334	52,000	(15)	MR
24	Hull 2335	52,000	(15)	MR
25	Hull 2336	52,000	(15)	MR
26	Hull 2361	52,000	(15)	MR
27	Hull 2362	52,000	(15)	MR
28	Hull 2369	52,000	(15)	MR
	Total newbuilding DWT	416,000

	Total DWT	1,513,386

 (1) This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
 (2) This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
 (3) This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
 (4) Redelivery to the owner is plus or minus 30 days from the expiry date.
 (5) This agreement has two consecutive optional periods for the Company to extend the charter of three and three months, respectively, at the current base rate of $12,070 per day.
 (6) This agreement has two consecutive optional periods for the Company to extend the charter of three and three months, respectively, at the current base rate of $12,000 per day. The agreement also contains a 50% profit and loss sharing provision with the vessel owner whereby we split all of the vessel's profits and losses above $12,000/day with the vessel owner.
 (7) The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,335 per day.
 (8) The agreement contains an option for the Company to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.
 (9) Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.
(10) The agreement contains an option for the Company to extend for an additional year at $14,800 per day.
(11) The agreement includes three consecutive options to for the Company to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively. This vessel is expected to be delivered on May 10, 2012.
(12) The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,900 per day.
(13) The agreement contains an option for the Company to extend the charter for an additional year at a rate of $15,150 per day.
(14) The agreement contains an option for the Company to extend the charter for an additional year at a rate of $16,000 per day.
(15) These eight Newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co., Ltd. of South Korea. The first five vessels are expected to be delivered between July and September 2012, the sixth, seventh and eighth vessels are expected to be delivered between January 2013 and May 2013.

Business Strategy, Dividend Policy, and Stock Buyback Program
Business Strategy

The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

•	increasing demand for refined products;
•	increasing ton miles (distance between new refiners and areas of demand); and
•	reduced order book.

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy. In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million. Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of May 2, 2012, the Company has purchased $5.5 million of shares in the open market.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, two MR tankers, and one post-Panamax tanker with an average age of 5.9 years and time charters-in eleven vessels (five MR tankers and six Handymax tankers) and has contracted for eight newbuilding MRs, which are expected to be delivered to the Company between July 2012 and May 2013. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company's website is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Non-GAAP Measure
This press release describes EBITDA, which is not a measure prepared in accordance with IFRS (i.e. "Non GAAP" measure). The Non GAAP measure is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's cash performance. This Non GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Reconciliation of Net loss to EBITDA

	For the three months ended March 31,
	2012	2011
Net loss	$(5,100,680)	$(1,412,632)
Financial expenses	1,426,242	1,350,233
Financial income	(1,515)	(34,613)
Depreciation	3,645,703	3,897,616
Amortization of restricted stock	814,155	531,178
EBITDA	$783,905	$4,331,782
Loss from sale of vessel and write down of vessels held for sale	4,493,873	-
Adjusted EBITDA	$5,277,778	$4,331,782

Scorpio Tankers Inc.
212-542-1616